June 26, 2003
Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, NW
Washington DC 20549

Attention: Mr. Richard Lee
Mail Stop 03-04

Re:     Yamhill Valley Vineyards, Inc.
Request under Rule 477 for Withdrawal of Registration Statement on Form SB-2
(File No. 333-102347)

Dear Mr. Lee:

In accordance with Rule 477 promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Yamhill Valley Vineyards, Inc., an Oregon corporation (“YVV”), hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-102347), together with all exhibits thereto (the “Registration Statement”).

The Registration Statement was filed in connection with the proposed initial public offering of YVV’s common stock. As a result of unfavorable conditions in the securities markets, YVV has determined that it will not proceed with the public offering contemplated in the Registration Statement. No securities have been issued or sold pursuant to the Registration Statement. YVV may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated by the Commission under the Securities Act or otherwise.

If you have any questions with respect to this letter, please call Michael McArthur-Phillips, Davis Wright Tremaine LLP, at (503) 778-5214, outside counsel to YVV.

Sincerely,

/s/ Stephen Cary

Stephen Cary
President
Yamhill Valley Vineyards, Inc.

16250 S.W. OLDSVILLE ROAD — McMINNVILLE, OR 97128 — (503) 843-3100 — FAX:(503) 843-2450